

Mail Stop 7010

August 20, 2007

Darrell W. Crate
Executive Vice President, Chief Financial Officer and Treasurer
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965

      Re: Affiliated Managers Group, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               File No. 1-13459

Dear Mr. Crate:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

               Sincerely,

               John Cash
               Accounting Branch Chief